ANNEX 1 – SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period
23 August to 4 November 2013

DATE	DETAIL

1 November 2013	Voting rights and capital (end October issued share capital confirmed)

28 October 2013	Publication of Annual Report and Accounts- Group Company with Listed Debt – National Grid USA

7 October 2013	Directors Interests-Share Incentive Plan-monthly update

1 October 2013	Voting rights and capital (end September issued share capital confirmed)

23 September 2013	Publication of Annual Reports and Accounts- Group Companies With Listed Debt

9 September 2013	Directors Interests-Share Incentive Plan-monthly update

5 September 2013	Blocklisting 6 Monthly Report

3 September 2013	Director’s Share Interests- share purchase- Jonathan Dawson

2 September 2013	Voting rights and capital (end August issued share capital confirmed)

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

10 September 2013: National Grid plc announces changes to UK executive reporting lines’.